FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2003

SUN MEDIA CORPORATION
(Name of Registrant)

333 King Street East, Toronto, Canada M5A 3X5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F |X|  Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|  No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82- .]

Press releases SUN MEDIA CORPORATION Filed in this Form 6-K Documents index

1.	Press release dated May 15, 2003;

For Immediate Release	Page 1 of 2

SUN MEDIA CORPORATION EXTENDS EXCHANGE OFFER
FOR ITS 7 5/8% SENIOR NOTES DUE 2013

Toronto, May 15, 2003. Sun Media Corporation (the “Company”) announced today that it has extended the expiration date of its offer to exchange (the “Exchange Offer”) up to US$205,000,000 principal amount of its 7 5/8% Senior Notes due 2013 (the “Initial Notes”) for an equal principal amount of such notes (the “Exchange Notes”), which have been registered under the Securities Act of 1933, as amended, from 5:00 p.m., New York City time, on May 14, 2003 (the “Original Expiration Date”) to 5:00 p.m., New York City time, on May 30, 2003.

The Company was advised by the Exchange Agent for the Exchange Offer that the Company had received tenders of $204,800,000 principal amount, or 99.9 percent, of the Initial Notes as of the Original Expiration Date.

The complete terms and provisions of the Exchange Offer are contained in the prospectus dated April 11, 2003 and accompanying materials that were mailed on Monday, April 14, 2003 to holders of the Initial Notes.

This press release is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell any Exchange Note. The Exchange Offer may only be made pursuant to the terms of the prospectus and the accompanying materials (as both may be amended).

National City Bank is the Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of the prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the Exchange Agent at 4100 West 150th Street, 3rd Floor, LOC #5352, Cleveland, Ohio 44135-1385 or by telephone at (216) 222-2552.

Forward-Looking Statements

Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

For Immediate Release	Page 2 of 2

Sun Media

Sun Media Corporation, a subsidiary of Quebecor Media Inc., itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 16 daily newspapers and serving 8 of the top 11 urban markets in Canada. Sun Media also publishes 178 weekly newspapers and speciality publications across Canada.

For further information, please contact:

Luc Lavoie Executive Vice-President, Corporate Affairs Quebecor Inc. Office: (514) 380-1974 Cell.: (514) 236-8742 lavoie.luc@quebecor.com	Holly Pattison National City Bank (216) 222-2552

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION /s/ Louis Saint-Arnaud ————————————
By:	Louis Saint-Arnaud Vice-President, Legal Affairs

Date: May 20, 2003